MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

February 14, 2017

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay VP Funds Trust (“Registrant”)

File Nos.  002-86082 and 811-03833-01

Dear Sir or Madam:

Electronically transmitted for filing pursuant to Rule 485(a) is a Prospectus and Statement of Additional Information relating to the MainStay VP Cornerstone Growth Portfolio, Mainstay VP Emerging Markets Equity Portfolio, Mainstay VP ICAP Select Equity Portfolio and Mainstay VP U.S. Government Money Market Portfolio, each a series of MainStay VP Funds Trust, filed on Post-Effective Amendment No. 91 to Registrant’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 92 under the Investment Company Act of 1940, as amended.

No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at 201-685-6221.

Sincerely,

/s/ Thomas C. Humbert, Jr.

Thomas C. Humbert, Jr.

Assistant Secretary